SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                            --------------------

                                SCHEDULE 13D

                              (Amendment No. 3)

                  Under the Securities Exchange Act of 1934


                       Sheffield Pharmaceuticals, Inc.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                 8212 3D309
                               (CUSIP Number)

                             Richard J. Emmerich
                       Global Capital Management, Inc.
                             601 Carlson Parkway
                                  Suite 200
                         Minnetonka, Minnesota 55305
                               (612) 476-7200
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              December 9, 1997
           (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                       (continued on following pages)

   CUSIP No. 8212 3D309                   Schedule 13D (Amendment No. 3)


        1) Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
                  Global Capital Management, Inc./FEIN 41-1625323

        2)   Check the Appropriate Box if a Member of a Group  (a) [  ]
                                                               (b) [  ]

        3)    SEC Use Only


        4)   Source of Funds
                  WC

        5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
                  [  ]

        6)   Citizenship or Place of Organization
                  Delaware

        Number of Shares Beneficially Owned by Each Reporting Person with:

             (7)  Sole Voting Power
                  1,323,193 (See Item 5)

             (8)  Shared Voting Power
                  0

             (9)  Sole Dispositive Power
                  1,323,193 (See Item 5)

             (10) Shared Dispositive Power
                  0

        11) Aggregate Amount Beneficially Owned by Each Reporting Person 1,323,193 (See Item 5)

        12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

        13)  Percent of Class Represented by Amount in Row (11)
                  9.6% (See Item 5)

        14)  Type of Reporting Person
                  CO



                              Page 2 of 6 Pages

                                SCHEDULE 13D
                               AMENDMENT NO. 3

             This Amendment No. 3 to the statement on Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder. This Amendment No. 3 amends and supplements the statement on Schedule 13D relating to the common stock, par value $0.01 per share ("Common Stock"), of Sheffield Pharmaceuticals, Inc. (formerly Sheffield Medical Technologies Inc.), a Delaware corporation (the "Issuer"), previously filed by Global Capital Management, Inc., a Delaware corporation ("Global"). Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 13D. Except as amended herein, the Schedule 13D previously filed remains unchanged.

   ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        Item 5(a) is hereby amended by adding the following:

        (a)  Without modifying the description set forth above in this
             Item 5(a):

             (1) As of December 9, 1997, the Investors held (i) 37 shares of Common Stock, (ii) Series A Preferred Stock that was convertible into an aggregate of 952,608 shares of Common Stock and (iii) Warrants that were exercisable for an aggregate of 150,663 shares of Common Stock. Furthermore, as of December 9, 1997, the Investors were entitled to cumulative dividends of an aggregate of 51,884 shares of Common Stock upon conversion of the Series A Preferred Stock or exercise of the Warrants. Based upon the Issuer's Form 10-Q for the quarter ended September 30, 1997, there were 12,511,875 shares of Common Stock outstanding as of that date. Based upon that number of shares and treating the shares of Common Stock underlying the Investors' Series A Preferred Stock, Warrants and cumulative dividends as also being outstanding, Global would be deemed to be the beneficial owner of 8.4% of the Issuer's outstanding Common Stock as of December 9, 1997.

             (2) As of the date hereof, the Investors held (i) 14,189 shares of Common Stock, (ii) Series A Preferred Stock that was convertible into an aggregate of 1,096,516 shares of Common Stock and (iii) Warrants that were exercisable for an aggregate of 150,663 shares of Common Stock. Furthermore, as of the date hereof, the Investors were entitled to cumulative dividends of an aggregate of 61,825 shares of Common Stock upon


                              Page 3 of 6 Pages
                  conversion of the Series A Preferred Stock or exercise of the Warrants. Based upon the Issuer's Form 10-Q for the quarter ended September 30, 1997, there were 12,511,875 shares of Common Stock outstanding as of that date. Based upon that number of shares and treating the shares of Common Stock underlying the Investors' Series A Preferred Stock, Warrants and cumulative dividends as also being outstanding, Global would be deemed to be the beneficial owner of 9.6% of the Issuer's outstanding Common Stock as of the date hereof.

        Item 5(c) is hereby amended to read as follows:

        (c) Schedule A describes each transaction in Common Stock effected by the Investors during the sixty (60) days prior to December 9, 1997 and the date hereof. All of such transactions were executed on the American Stock Exchange.


































                              Page 4 of 6 Pages

                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date: December 19, 1997            GLOBAL CAPITAL MANAGEMENT, INC.



                                      By:  /s/ John D. Brandenborg
                                           ----------------------------
                                      Name:     John D. Brandenborg
                                      Title:    Vice-President






































                              Page 5 of 6 Pages

                                 SCHEDULE A
                                 ----------

   Transaction Date          Transacting Party        Transaction        Quantity         Price
   ----------------          -----------------        -----------        --------         -----
       10/13/97                   Merced                  Sell             3,000         $2.375

       10/20/97                   Merced                  Sell             2,000         $2.25

       10/21/97                   Merced                  Sell             2,500         $2.3125

       10/22/97                   Merced                  Sell             5,000         $2.4375

       10/23/97                   Merced                  Sell             1,600         $2.375

       12/18/97                   Merced              Conversion of       43,330           N/A
                                                      500 shares of
                                                        Series A
                                                     Preferred Stock
                                                       into Common
                                                          Stock

       12/18/97                   Merced                  Sell             7,000         $1.375

       12/19/97                   Merced                  Sell            22,149         $1.25


























                              Page 6 of 6 Pages